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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                           DAEHAN CITY GAS CO., LTD.,
                           PUSAN CITY GAS CO., LTD.,
                            KUMI CITY GAS CO., LTD.,
                          CHONGJU CITY GAS CO., LTD.,
                           POHANG CITY GAS CO., LTD.
                                      AND
                                SK GAS CO., LTD.

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of certain Korean corporations ("Gas Companies") engaged in the natural gas distribution business and/or the liquefied petroleum gas ("LPG") business in the Republic of Korea ("Korea"), for the purpose of notifying the Securities and Exchange Commission that each Gas Company is, or may be, a "foreign utility company" under such Section 33(a). Enron proposes to make an indirect acquisition of an interest in each Gas Company in the manner described below.

           SK Corporation, a Korean corporation ("SK"), currently owns at least 25% or more (and, in some cases, 100%) of the shares of each Gas Company. SK is Korea's largest refining corporation and has its principal office at 26-4 Yoido-dong, Yongdungpo-gu, Seoul, 150-010, Korea. SK has agreed (a) to contribute all of the shares that it owns in each Gas Company (other than Pusan City Gas Co., Ltd. ("Pusan City Gas"), for which SK has agreed to contribute a portion of its shares) to a newly-formed Korean corporation ("SK-Enron") named "SK-Enron Co., Ltd." (or "SK-Enron Chusik Hoesa" in Korean), and (b) to sell the remaining portion of its shares in Pusan City Gas to SK-Enron. In consideration, SK will receive 50% of the shares in SK-Enron. Enron International Korea LLC, a Delaware limited liability company ("Enron Korea"), will contribute cash of equivalent value to SK-Enron, in consideration for the other 50% of the SK-Enron shares. Enron Korea is a wholly-owned subsidiary of Enron International Korea Holdings Company Ltd., a Cayman Islands company, which is a wholly-owned subsidiary of Enron International Korea Holding Corp., a Delaware corporation, which is a wholly-owned subsidiary of Enron. The transaction is scheduled to close on on January 13, 1999 in Seoul (January 12 in the United States).

ITEM 1

           Set forth below is the following information for each Gas Company:
(a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural or manufactured gas; and (d) to the extent known, the name of each person that will hold five percent



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or more of any class of its voting securities after the Closing. (All of the shares that are shown as being owned by SK-Enron after the Closing are currently owned by SK.)

DAEHAN CITY GAS

           (a)   Name:  Daehan City Gas Co., Ltd.

           (b)   Business Address:  27-1, Daechi-Dong, Kangnam-ku, Seoul, Korea.

           (c) Description of Facilities: A natural gas distribution system serving approximately 791,300 customers in Seoul and Kyonggi-do, Korea.

           (d)   Shareholders:

                 Name                          Shares        Percentage
                 ----                          ------        ----------
                 SK-Enron                     1,856,271         25.08

                 SK Telecom                     733,728          9.92

                 S.P. Hwang (individual)      1,471,858         19.89

                 S.H. Roh (individual)          398,678          5.39


PUSAN CITY GAS

           (a)   Name:  Pusan City Gas Co., Ltd.

           (b)   Business Address:  545, Namchun-Dong, Suyong-ku, Pusan, Korea.

           (c) Description of Facilities: A natural gas distribution system serving approximately 359,900 customers in Pusan City, Korea.

           (d)   Shareholders:

                 Name                          Shares        Percentage
                 ----                          ------        ----------

                 SK-Enron                     2,896,505*        32.18*

                 Daehan City Gas                705,600          7.84

                 Dong-il Rubber Belt Ltd.       528,099          5.87

                 Employee Stock Ownership
                 Association (as of 12/31/97)   551,888          6.13


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*At the Closing, SK will (a) contribute to SK-Enron 756,716 shares, representing 8.41% of the outstanding shares of Pusan City Gas, and (b) retain 2,139,789 shares, representing 23.77%. SK has agreed to sell such retained shares to SK-Enron. The information shown above for SK-Enron represents the aggregate number of shares that SK-Enron will hold following such sale.

KUMI CITY GAS

           (a)   Name:  Kumi City Gas Co., Ltd.

           (b)   Business Address: 303, Kongdan-Dong, Kumi-city, Kyongbuk,
                                   Korea.

           (c) Description of Facilities: A natural gas distribution system serving approximately 48,900 customers in Kumi City, Kimcheon, Chilgog-gun, Korea.

           (d)   Shareholders:

                 Name                          Shares        Percentage
                 ----                          ------        ----------

                 SK-Enron                     1,000,000           100


CHONGJU CITY GAS

           (a)   Name:  Chongju City Gas Co., Ltd.

           (b)   Business Address: 419-1, Songjul-Dong, Heungduk-Ku,
                                   Chongju-city Chungbuk, Korea.

           (c) Description of Facilities: A natural gas distribution system serving approximately 81,700 customers in Chongju City and Chongwon-kun, Korea.

           (d)   Shareholders:

                  Name                          Shares        Percentage
                  ----                          ------        ----------

                 SK-Enron                     1,000,000           100




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POHANG CITY GAS


           (a)   Name:  Pohang City Gas Co., Ltd.

           (b)   Business Address:  29, Ho-Dong, Pohang City, Kyongkuk, Korea.

           (c) Description of Facilities: A distributor of LPG serving approximately 32,500 customers in Pohang City, Yongil-kan, Yongduk-kun, and Uljin County, Korea. Pohang City Gas plans to convert its distribution system to natural gas in late 1999 or early 2000.

           (d)   Shareholders:

                 Name                          Shares        Percentage
                 ----                          ------        ----------

                 SK-Enron                     1,200,000           100

SK GAS

           (a)   Name:  SK Gas Co., Ltd.

           (b)   Business Address:  60,Yoido-Dong, Yongdungpo-ku, Seoul, Korea.

           (c) Description of Facilities: An importer, marketer and distributor of LPG operating throughout Korea, supplying approximately 52% of the LPG consumed in Korea.

           (d)   Shareholders:

                 Name                                 Shares        Percentage
                 ----                                 ------        ----------

                 SK-Enron                            3,305,872         41.29

                 Samsung Securities Co., Ltd.          954,111         11.92

                 Hyundai Heavy Industries Co., Ltd.    671,864          8.39

                 Employees Stock Ownership
                 Association (as of 6/30/98)           549,321          6.86

ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of each Gas Company, as such terms are defined in the Act. Enron is exempt from the

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provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1)
of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of any Gas Company.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

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           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                              ENRON CORP.



                                              By: /s/ JAMES V. DERRICK, JR.
                                                 -----------------------------
                                                     James V. Derrick, Jr.
                                                     Senior Vice President and
                                                     General Counsel


                                              January 12, 1999




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